Exhibit 99.1

May 9, 2024

TELUS CORPORATION
REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, the following matters were voted on at the annual meeting of shareholders of TELUS Corporation (the “Company”) held on May 9, 2024 and the report on the voting results is as follows:

1.	Election of Directors

Each of the following nominees was elected as a director of the Company:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Raymond T. Chan	618,094,359	97.85%	13,548,940	2.15%
Hazel Claxton	620,923,600	98.31%	10,703,980	1.69%
Lisa De Wilde	618,791,949	97.97%	12,847,703	2.03%
Victor Dodig	621,433,522	98.39%	10,194,058	1.61%
Darren Entwistle	629,036,845	99.59%	2,607,372	0.41%
Thomas Flynn	629,286,713	99.63%	2,348,289	0.37%
Mary Jo Haddad	606,690,547	96.05%	24,943,721	3.95%
Martha Hall Findlay	628,871,421	99.56%	2,768,230	0.44%
Christine Magee	618,977,931	98.00%	12,661,190	2.00%
John Manley	624,168,171	98.82%	7,475,197	1.18%
David Mowat	627,540,458	99.35%	4,093,817	0.65%
Marc Parent	612,803,678	97.02%	18,835,444	2.98%
Denise Pickett	626,241,895	99.15%	5,397,226	0.85%
W. Sean Willy	626,996,804	99.27%	4,637,470	0.73%

2.	Appointment of Auditors

Deloitte LLP were appointed auditors of the Company for the ensuing year.

   Votes for: 616,107,047 (96.01%)

   Votes against: 25,618,318 (3.99%)

3.	Advisory vote on the Company’s approach to executive compensation

             Votes for: 536,502,409 (84.94%)

             Votes against: 95,154,385 (15.06%)

4.	Increase to the share reserve under the Company’s Deferred Share Unit Plan

             Votes for: 620,587,352 (98.25%)

             Votes against: 11,069,715 (1.75%)